Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus
Supplement dated May 10, 2006
Registration No. 333-130309
May 11, 2006
Dean Foods Company
$500,000,000 7.000% Notes due 2016
Summary of Final Terms and Details of the Issue

Issuer:	Dean Foods Company

Face Amount:	$500 million

Structure:	Senior Unsecured Notes

Final Maturity Date:	06/01/16

Public Offering Price:	99.604%

Coupon:	7.000%

Yield:	7.055%

Spread:	190 bps

Call Protection:	NC-L Except for a Make-Whole at T+50 basis points

Interest Payment Dates:	June 1 & December 1

First Interest Payment Date:	12/01/2006

Ratings:	Ba2 / BB-

Trade Date:	05/11/06

Settlement Date:	05/17/06

CUSIP:	242370 AA 2

ISIN:	US242370AA24

Distribution:	SEC Registered (Registration Statement No. 333-130309)

Sole Bookrunner:	CITI

Joint Lead Managers:	JPMorgan and Wachovia

Underwriting Commitments:	Citigroup Global Markets Inc. —	$175,000,000
	J.P. Morgan Securities Inc. —	75,000,000
	Wachovia Capital Markets, LLC —	75,000,000
	BNP Paribas Securities Corp. —	17,500,000
	Banc of America Securities LLC. —	15,000,000
	Barclays Capital Inc. —	15,000,000
	Calyon Securities (USA) Inc. —	15,000,000
	Greenwich Capital Markets Inc. —	15,000,000
	Harris Nesbitt Corp. —	15,000,000
	Lazard Capital Markets LLC —	15,000,000
	Rabo Securities USA, Inc. —	15,000,000
	SunTrust Capital Markets, Inc. —	15,000,000
	Wells Fargo Securities, LLC —	15,000,000
	BNY Capital Markets, Inc. —	7,500,000
	PNC Capital Markets LLC —	7,500,000
	RBC Capital Markets Corporation —	7,500,000
	Total —	$500,000,000

The issuer and its subsidiary guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus, at no cost, if you request it by calling 1-214-303-3400.
The security ratings indicated above are not a recommendation to buy, sell, or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings included in this term sheet should be evaluated independently of any other security rating.
CAPITALIZATION
     The following table sets forth, as of March 31, 2006, our consolidated cash and cash equivalents and total capitalization on an actual basis and as adjusted to give effect to the sale of $500 million aggregate principal amount of the notes and the application of the net proceeds to reduce borrowings under our senior secured revolving credit facility. You should read this table in conjunction with our consolidated financial statements and the related notes which are incorporated by reference in the prospectus supplement and the accompanying prospectus related to this offering.

	At March 31, 2006
		As
	Actual	Adjusted(1)
	(in thousands of U.S. dollars,
	except share amounts)
	(Unaudited)
Cash and cash equivalents	$28,341	$21,741

Long-term debt, including current maturities:
Dean Foods:
Senior secured credit facility	$2,323,800	$1,823,800
Notes offered hereby	—	500,000

	2,323,800	2,323,800
Subsidiary Debt:
8.15% Senior notes—due 2007	250,170	250,170
6.625% Senior notes—due 2009	190,788	190,788
6.9% Senior notes—due 2017	128,367	128,367
Receivables-backed credit facility	513,100	513,100
Other lines of credit	48,247	48,247
Capital lease obligations and other	20,257	20,257

	1,150,929	1,150,929

Total	3,474,729	3,474,729
Less current portion	(169,814)	(169,814)

Total long-term debt	3,304,915	3,304,915
Stockholders’ equity
Common stock 136,214,958 shares issued and outstanding	1,362	1,362
Additional paid-in capital	944,923	944,923
Retained earnings	1,056,805	1,056,805
Accumulated other comprehensive income	(13,499)	(13,499)

Total stockholders’ equity	1,989,591	1,989,591

Total capitalization	$5,464,320	$5,464,320

(1)	For purposes of this capitalization table, we have assumed proceeds of $500.0 million. The estimated underwriting discounts, commissions and expenses of $6.6 million are reflected as a reduction of cash and cash equivalents.